UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

JD.com, Inc. (the “Company”) is furnishing this Form 6-K to disclose immaterial adjustments to its previously announced financial results for the three-month periods and the years ended December 31, 2015 and 2016 to reflect a revision to the Company’s foreign currency translation procedures over investments under equity method of accounting. The Company has decided to apply the translation principle for consolidation to equity method investments in accordance with U.S. GAAP, since the equity method is an extension of consolidation. The Company determined that, in the previously reported financial results, the foreign currency translation treatment on the basis difference and deferred revenue balances arising from the acquisition of certain equity method investments had not been following the same method as those for consolidated foreign subsidiaries. Subsequent to the Company’s earnings release that was furnished to the Securities and Exchange Commission on Form 6-K on March 6, 2017, the Company identified subsequent events pursuant to ASC 855 which resulted in the Company recording additional impairments in the financial statements. As a result, the previously reported net loss has been reduced by RMB 270,076 thousands and RMB 60,024 thousands for years ended December 31, 2015 and 2016, respectively, while the non-GAAP net income/(loss), non-GAAP EBITDA and cash flow has remained unchanged for both years. See Exhibit 99.1 to this Form 6-K for the updated consolidated financial information reflecting the immaterial adjustments to the consolidated financial information of the Company previously announced and furnished to the Securities and Exchange Commission on Form 6-K on March 6, 2017 resulting from foreign currency translation revisions for the years ended December 31, 2015 and 2016 and further impairments identified through subsequent events for the year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sidney Xuande Huang
Name	:	Sidney Xuande Huang
Title	:	Chief Financial Officer

Date: May 1, 2017

Exhibit Index

Exhibit 99.1—Adjusted Fourth Quarter and Full Year 2015 and 2016 Financial Results